Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
  Irvine, CA 92618

March 3, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Cellular Concrete Technologies, Inc. Amendment No. 5 to Form 8-K
Filed January 22, 2014
File No. 000-54612

Ladies and Gentlemen:

        On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 5, 2014, addressed to Mr. Paul Falco, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K file January 22, 2014.

       The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 Risk Factors, page 13
1. Refer to prior comment 1. If you have not tested your product in a manner that provides statistically relevant objective evidence that the concrete mix generated by your product satisfies building codes, can bear the loads disclosed on page 7, and can otherwise achieve results that you promote, please add a separate risk factor to inform investors of that fact clearly and directly.

Company Response

We have added a risk factor that states:

“The product we intend to may require additional testing

We have not tested the product we intend to market in a manner that provides statistically relevant objective evidence that our concrete mix generated satisfies building codes, can reduce the pre cubic foot weight by up to 20 percent (120 pounds per cubic foot) while achieving structural strength over 3000 pounds per square inch in 24 hours, and exceeding 3500 pounds per square inch in 28 days. If we are unable to provide effective testing data for the products we intend to market that meets customer’s specifications, we will lose sales to our competitors and could fail to produce revenues”.

2. Refer to prior comment 2. If the quality or effectiveness of the concrete mix generated by your product is materially affected by free fall, vibration, or batch temperatures, please provide clear disclosure of this issue in your risk factors or another appropriate section of your document.

Russell Mancuso
March 3, 2014

Company Response

The quality and/or effectiveness of the concrete mix generated by our product is not materially affected by free fall, vibration, or batch temperatures.

Liquidity and Capital Resources, page 23

3. We note your response to prior comment 4. Please reconcile your disclosure added in the second sentence of the fifth paragraph of this section that the amounts were forgiven with your added disclosure in the eighth paragraph on page 27 that the advances are payable on demand. Also, given the apparent change to your arrangement disclosed in your Form 10 that Accelerated Venture Partners would pay your expenses, please state directly in your “Certain Relationships and Related Transactions” disclosure the date and nature of the change.

Company Response

We have reconciled our disclosure added in the second sentence of the fifth paragraph of this section that the amounts were forgiven with our added disclosure in the eighth paragraph on page 27 that the advances are payable on demand. We have also disclosed the change to our arrangement disclosed in our Form 10 that Accelerated Venture Partners would pay our expenses, we state directly in our “Certain Relationships and Related Transactions” disclosure the date and nature of the change.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Paul Falco

CELLUAR CONCRETE TECHNOLOGIESHH, INC.
By: Paul Falco
Paul Falco
Chief Executive officer